As filed with the Securities and Exchange Commission on January 26, 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TRITON PACIFIC INVESTMENT CORPORATION, INC.

(Name of Subject Company (Issuer))

TRITON PACIFIC INVESTMENT CORPORATION, INC.

(Names of Filing Persons (Offeror and Issuer))

Class A Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

89678V 105

(CUSIP Number of Class of Securities)

(310) 943-4990

(Registrant’s telephone number, including area code)

Michael Carroll

Chief Financial Officer

Triton Pacific Investment Corporation, Inc.

6701 Center Drive West, 14th Floor

Los Angeles CA 90045

(Name and address of agent for service)

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$117,635*	$13.63**

*	Estimated for purposes of calculating the filing fee only. The amount was determined by the Registrant based on a good faith estimate of the proceeds the Registrant expects to receive from the issuance of shares of its common stock under its distribution reinvestment plan prior to the expiration of the tender offer to which this Schedule TO relates.

**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $100.70 for each $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 14, 2016 by Triton Pacific Investment Corporation, Inc., a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase the number of shares of our issued and outstanding Class A common stock, par value $0.001 per share (the “Shares”) that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to expiration of the Offer (as defined below).  The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated December 14, 2016 and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 4:00 P.M., Eastern Time, on January 17, 2017, and a total of 31,848.31 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased 8,482.60 Shares validly tendered and not withdrawn at a price equal to $13.87 per Share for an aggregate purchase price of approximately $117,654.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2017

TRITON PACIFIC INVESTMENT CORPORATION, INC.

By:	/S/ Craig Faggen
	Name:	Craig Faggen
	Title:	President and Chief Executive Officer